Exhibit 99.4

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 6-K of Logitech International S.A. (the “Company”) as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Kristen M. Onken, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kristen M. Onken

Senior Vice President Finance Chief Financial Officer February 13, 2003

In connection with the Form 6-K of Logitech International S.A. (the “Company”) as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Guerrino De Luca, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Guerrino De Luca

Chief Executive Officer February 13, 2003